UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 333-155412

JBS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒       Form 40-F:    ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Unaudited condensed consolidated interim financial statements of JBS S.A. as of June 30, 2023 and for the three- and six-month periods ended June 30, 2023 and 2022 (in Brazilian reais) (English translation).
99.2	Earnings release (in Brazilian reais) (English translation).
99.3	Unaudited condensed consolidated interim financial statements of JBS S.A. as of June 30, 2023 and for the three- and six-month periods ended June 30, 2023 and 2022 (in U.S. dollars).
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations (in U.S. dollars).
99.5	Earnings release (in U.S. dollars).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

JBS S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial and Investment Relations Officer

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